UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
SCHEDULE 13D
Under the Securities and Exchange Act of 1934

(Amendment No. 9)*

MDS Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

55269P302

(CUSIP Number)

Allison Bennington, Esq.
ValueAct Capital
435 Pacific Avenue, Fourth Floor
San Francisco, CA  94133
(415) 362-3700

(Name, address and telephone number of Person
Authorized to Receive Notices and Communications)

Christopher G. Karras, Esq.
Dechert LLP
Cira Centre
2929 Arch Street
Philadelphia, PA 19104-2808
(215) 994-4000

September 2, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 55269P302	Page 2 of 11

1.	NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

ValueAct Capital Master Fund, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions)*

WC*
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands
	7.	SOLE VOTING POWER
NUMBER OF		0
SHARES	8.	SHARED VOTING POWER
BENEFICIALLY		23,107,700**
OWNED BY EACH	9.	SOLE DISPOSITIVE POWER
PERSON WITH		0
	10.	SHARED DISPOSITIVE POWER
		23,107,700**
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
23,107,700**
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.2%
14.	TYPE OF REPORTING PERSON
PN

*See Item 3
**See Items 2 and 5

SCHEDULE 13D

CUSIP NO. 55269P302	Page 3 of 11

1.	NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

VA Partners I, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

00*
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
	7.	SOLE VOTING POWER
NUMBER OF		0
SHARES	8.	SHARED VOTING POWER
BENEFICIALLY		23,107,700**
OWNED BY EACH	9.	SOLE DISPOSITIVE POWER
PERSON WITH		0
	10.	SHARED DISPOSITIVE POWER
		23,107,700**
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

23,107,700**
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.2%
14.	TYPE OF REPORTING PERSON

00 (LLC)

*See Item 3
**See Items 2 and 5

SCHEDULE 13D

CUSIP NO. 55269P302	Page 4 of 11

1.	NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

ValueAct Capital Management, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

00*
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
	7.	SOLE VOTING POWER
NUMBER OF		0
SHARES	8.	SHARED VOTING POWER
BENEFICIALLY		23,107,700**
OWNED BY EACH	9.	SOLE DISPOSITIVE POWER
PERSON WITH		0
	10.	SHARED DISPOSITIVE POWER
		23,107,700**
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
23,107,700**
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.2%
14.	TYPE OF REPORTING PERSON

PN

*See Item 3
**See Items 2 and 5

SCHEDULE 13D

CUSIP NO. 55269P302	Page 5 of 11

1.	NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

ValueAct Capital Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

00*
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
	7.	SOLE VOTING POWER
NUMBER OF		0
SHARES	8.	SHARED VOTING POWER
BENEFICIALLY		23,107,700**
OWNED BY EACH	9.	SOLE DISPOSITIVE POWER
PERSON WITH		0
	10.	SHARED DISPOSITIVE POWER
		23,107,700**
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
23,107,700**
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.2%
14.	TYPE OF REPORTING PERSON

00 (LLC)

*See Item 3
**See Items 2 and 5

SCHEDULE 13D

CUSIP NO. 55269P302	Page 6 of 11

1.	NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

ValueAct Holdings, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

00*
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
	7.	SOLE VOTING POWER
NUMBER OF		0
SHARES	8.	SHARED VOTING POWER
BENEFICIALLY		23,107,700**
OWNED BY EACH	9.	SOLE DISPOSITIVE POWER
PERSON WITH		0
	10.	SHARED DISPOSITIVE POWER
		23,107,700**
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

23,107,700**
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.2%
14.	TYPE OF REPORTING PERSON

PN

*See Item 3
**See Items 2 and 5

SCHEDULE 13D

CUSIP NO. 55269P302	Page 7 of 11

1.	NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

ValueAct Holdings GP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

00*
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
	7.	SOLE VOTING POWER
NUMBER OF		0
SHARES	8.	SHARED VOTING POWER
BENEFICIALLY		23,107,700**
OWNED BY EACH	9.	SOLE DISPOSITIVE POWER
PERSON WITH		0
	10.	SHARED DISPOSITIVE POWER
		23,107,700**
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

23,107,700**
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.2%
14.	TYPE OF REPORTING PERSON

00 (LLC)

*See Item 3
**See Items 2 and 5

CUSIP NO. 55269P302	Page 8 of 11

THE PURPOSE OF THIS AMENDMENT NO. 9 TO SCHEDULE 13D IS TO AMEND THE  OWNERSHIP PERCENTAGES OF THE REPORTING PERSONS AND TO AMEND ITEM 4 (PURPOSE OF TRANSACTION), ITEM 6 (CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR  RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER) AND ITEM 7 (MATERIAL  TO BE FILED AS EXHIBITS). THE INFORMATION BELOW SUPPLEMENTS THE INFORMATION  PREVIOUSLY PROVIDED.

Item 4.	Purpose of Transaction

       On September 2, 2009, ValueAct Capital Master Fund, L.P. (“ValueAct Master Fund”) entered into a Support Agreement (the “Support Agreement”) with DH Technologies Development PTE Ltd. (the “Buyer”).  Pursuant to the terms of the Support Agreement, ValueAct Master Fund made certain representations and agreements for the benefit of the Buyer in consideration for the Buyer’s entering into a Stock and Asset Purchase Agreement, dated September 2, 2009, with the Issuer (the “Transaction Agreement”).  Under the Transaction Agreement, the Buyer has agreed to purchase from the Issuer its MDS Analytical Technologies business, subject to shareholder and regulatory approvals and other closing conditions.

       In the Support Agreement, ValueAct Master Fund agreed with the Buyer during the term of the Support Agreement, among other things and subject to certain exceptions: (i) not to sell or transfer its shares of the Issuer or any voting rights with respect to such shares until the day following the record date to be set for the Issuer’s shareholder meeting to approve the Transaction Agreement (provided that the foregoing does not prohibit ValueAct Master Fund from selling or hedging its economic interest in the Issuer’s shares); (ii) not to solicit, initiate, encourage or enter into certain other types of acquisition transactions involving the Issuer; and (iii) to vote all of its Issuer shares at any meeting of the Issuer’s shareholders in favor of the transactions contemplated by the Transaction Agreement and against any action that is intended or would reasonably be expected to impede or interfere with the transactions contemplated by the Transaction Agreement.

The Support Agreement and ValueAct Master Fund’s obligations under the Support Agreement shall terminate upon the earliest of: (i) the consummation of the transactions contemplated by the Transaction Agreement; (ii) the termination of the Transaction Agreement in accordance with its terms; (iii) the occurrence of certain changes to the recommendation of the board of directors of the Issuer with respect to the Transaction Agreement; and (iv) December 29, 2009.

CUSIP NO. 55269P302	Page 9 of 11

The foregoing description of the Support Agreement is qualified in  its entirety by reference to the full text of the Support Agreement,  which is attached hereto as Exhibit (2) and incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 4 above with respect to the  Support Agreement is incorporated herein by reference.

Other than as described elsewhere in this Report and as previously  reported, the Reporting Persons have no understandings, arrangements,  relationships or contracts relating to the Issuer's Common Stock which are required to be described hereunder.

Item 7.	Material to Be Filed as Exhibits

(1)	Joint Filing Agreement.

(2) Support Agreement, dated September 2, 2009, by and between DH Technologies Development PTE Ltd. and ValueAct Capital Master Fund, L.P.

CUSIP NO. 55269P302	Page 10 of 11

SIGNATURE
          After reasonable inquiry and to the best of his knowledge and  belief, the undersigned certifies that the information set forth in this  statement is true, complete and correct.

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below on this Schedule 13D hereby constitutes and appoints Jeffrey W. Ubben,  George F. Hamel, Jr., G. Mason Morfit and Allison Bennington, and each of them, with full power to act without the other, his or its true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or it and in his or its name, place and stead, in any and all capacities (until revoked in writing) to sign any and all amendments to this Schedule 13D, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary fully to all intents and purposes as he or it might or could do in person, thereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

ValueAct Capital Master Fund L.P., by VA Partners I, LLC, its General Partner

	By:	/s/ George F. Hamel, Jr.
Dated: September 9, 2009		George F. Hamel, Jr., Chief Operating Officer

VA Partners I, LLC

	By:	/s/ George F. Hamel, Jr.
Dated September 9, 2009		George F. Hamel, Jr., Chief Operating Officer

CUSIP NO. 55269P302	Page 11 of 11

ValueAct Capital Management, L.P., by
ValueAct Capital Management, LLC its General Partner

	By:	/s/ George F. Hamel, Jr.
Dated: September 9, 2009		George F. Hamel, Jr., Chief Operating Officer

ValueAct Capital Management, LLC

	By:	/s/ George F. Hamel, Jr.
Dated: September 9, 2009		George F. Hamel, Jr., Chief Operating Officer

ValueAct Holdings, L.P., by
ValueAct Holdings GP, LLC, its General Partner

	By:	/s/ George F. Hamel, Jr.
Dated: September 9, 2009		George F. Hamel, Jr., Chief Operating Officer

ValueAct Holdings GP, LLC

	By:	/s/ George F. Hamel, Jr.
Dated: September 9, 2009		George F. Hamel, Jr., Chief Operating Officer